

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Xiaopeng He
Chairman and Chief Executive Officer
XPeng Inc.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

> **Re: XPeng Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39466**

Dear Xiaopeng He:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1. We note the certification by your Chair and CEO attached as Exhibit 15.3 in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or

affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.   We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC. However, the list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-3401 with any questions

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yi Gao